82-7111

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com


05008346



FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to

The Australian Stock Exchange.


SEC MAIL PROCESSING
RECEIVED
MAY 19 2005
WASH, D.C.
202 SECTION

Fosters Brewing

With Compliments

SUPPL

Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

5 May 2005

Foster's interest in Southcorp now 40.9%

Foster's Group Limited (Foster's) announces that its interest in Southcorp Limited (Southcorp) has increased to 40.9% through acceptances into its takeover offer for Southcorp (Offer) and through acceptance instructions held in the Institutional Acceptance Facility established by Foster's.

Percentage of Southcorp shares in which Foster's had a relevant interest prior to the Offer	18.8%
Percentage of Southcorp shares the subject of acceptances under the Offer	10.2%
Percentage of Southcorp shares subject to the Institutional Acceptance Facility	11.9%
Total interest in Southcorp shares	**40.9%**

If Southcorp shareholders have questions in relation to the Foster's offer, or wish to obtain a replacement transfer and acceptance form, they should call the Foster's offer enquiry line on 1800 101 769 (international callers should call +61 3 9415 4242).

Ends

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623


SEC MAIL
RECEIVED
PROCESSING
MAY 19 2005
WASH. D.C.
202
SECTION

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme — Southcorp Limited (**Southcorp**)
ACN/ARSN — ABN 80 007 722 643

1. Details of substantial holder (1)

Name — Foster's Group Limited ACN 007 620 886 (**Foster's**), Brewing Holdings Pty Ltd ACN 004 059 394 (**Brewing Holdings**), Brewing Investments Pty Ltd ACN 004 233 005 (**Brewing Investments**), Carlton and United Beverages Limited ACN 004 056 106 (**CUB**), FBG Investments Pty Ltd ACN 004 373 862 (**FBG**), Beringer Blass Wine Estates Limited ACN 004 094 599 (**Beringer**) and Beringer Blass Wines Pty Ltd ACN 105 344 965 (**BBW**) and their related bodies corporate listed in Annexure A (**Foster's Group Companies**).

ACN\ARSN (if applicable)

There was a change in the interests of the substantial holder on — 4 May 2005
The previous notice was given to the company on — 4 / 5 / 2005
The previous notice was dated — 4 / 5 / 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	207,561,534	27.9%	215,659,669	29.0%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
4 May 2004	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of acceptances of the takeover offer contained in the Bidder's Statement dated 2 February 2005 issued by BBW (**Offer**).	$4.26 cash subject to the terms of the Offer.	8,098,135 ordinary shares	8,098,135

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BBW	Southcorp shareholders who have accepted the Offer.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptance of the Offer.	75,710,645 ordinary shares	75,710,645
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Southcorp shareholders who have accepted the Offer.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of holding, either directly or indirectly, a controlling interest in BBW.	75,710,645 ordinary shares	75,710,645
Foster's Group Companies	Southcorp shareholders who have accepted the Offer.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	75,710,645 ordinary shares	75,710,645
BBW	Reline Investments Pty Limited ACN 095 987 367 (**Reline**)	Reline	BBW has a relevant interest in shares in Southcorp of which Reline is the registered holder pursuant to the Share Sale and Purchase Agreement dated 12 January 2005 between BBW and Reline, a copy of which is contained in Annexure B to the Notice of Initial Substantial Holder dated 14 January 2005.	139,949,024 ordinary shares	139,949,024

Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Reline	Reline	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares of which Reline is the registered holder by reason of holding, either directly or indirectly, a controlling interest in BBW.	139,949,024 ordinary shares	139,949,024
Foster's Group Companies	Reline	Reline	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares of which Reline is the registered holder by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	139,949,024 ordinary shares	139,949,024

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	77 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name Robert Keith Dudfield capacity : Assistant Company Secretary

sign here R.K. Dudfield date 5 / 5 / 2005

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A – Related Bodies Corporate

This is Annexure A of 4 pages (including this page) referred to in Form 604, Notice of change of interests of substantial holder

R.K. Dudfield.

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886

Date: 5/5/2005

Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries
A.C.N. 006 327 028 Pty. Ltd.
A.C.N. 008 008 526 Pty. Ltd.
A.C.N. 070 379 869 Pty. Ltd.
Aldershot Nominees Pty. Ltd.
Amayana Pty. Ltd.
Amberton Wines Pty. Ltd.
AML&F Holdings Pty. Ltd.
Amwex Inc.
Anglemaster Limited
Archana Pty. Ltd.
Ashwick (NT) No. 7 Pty. Ltd.
Ashwick (Qld.) No. 15 Pty. Ltd.
Ashwick (Qld.) No. 96 Pty. Ltd.
Ashwick (Qld.) No. 127 Pty. Ltd.
Ashwick (Qld.) No. 167 Pty. Ltd.
Ashwick (Vic.) No. 27 Pty. Ltd.
Austotel (Victoria Holdings) Pty. Ltd.
Australian Estates Pty. Ltd.
Australian, Mercantile, Land and Finance Company Pty. Ltd.
Australian, Mercantile, London Limited
Bacchus Gate Corp.
Balfours Imports Inc.
Beringer Blass Distribution SRL
Beringer Blass Italia S.R.L.
Beringer Blass Wine Estates Chile Limitada
Beringer Blass Wine Estates Company
Beringer Blass Wine Estates Holdings, Inc.
Beringer Blass Wine Estates Limited (Europe)
Beringer Blass Wine Estates Limited (NZ)
Beringer Blass Wine Estates Limited
Beringer Blass Wines Pty Ltd
Beringer Blass Wine Estates Sales Company
Beringer Wine Estates Foreign Sales Corporation
Bevcorp Pty. Ltd.
Bilyara Vineyards Pty. Ltd.
Bourse du Vin International B.V.
Bourse du Vin Limited
Brewing Holdings Pty. Ltd.
Brewing Investments Pty. Ltd.
Brewman Group Limited
Brewman TL Limited
Brewtech Pty. Ltd.
Bright Star Investments Pty. Ltd.
Bulmer Australia Limited
Bulmer Harvest Limited
Cape Schanck Wines Pty. Ltd.
Cardmember Wines Limited
Cardmember Wines Pty. Ltd.
Carlton & United Beverages Limited
Carlton & United Breweries Pty Ltd
Carlton & United Breweries (N.S.W.) Pty. Limited
Carlton & United Breweries (Queensland) Pty. Ltd.
Carlton & United Breweries (Stator) Pty. Ltd.
Carlton Brewery Hotels (N.R.) Pty. Limited
Carlton Brewery Hotels Pty. Ltd.
Carter and Associates (2000) Limited
Cascade Brewery Company Pty. Ltd.
Cellar Door Direct GmbH
Dorrien Estate Winery Pty Ltd
Cellarmaster Wines Europe B.V.
Cellarmaster Wines Germany GmbH
Cellarmaster Wines Holdings (U.K.) Limited
Cellarmaster Wines Limited
Cellarmaster Wines SA
Cellarmaster Wines (UK) Limited
Cellarmaster Wines Pty. Limited

Cellarmasters GmbH

Classic Packaging Pty. Limited

CNAB Pty. Ltd.

Craigburn Land Co. Pty. Ltd.

Craigburn Property Pty. Ltd.

CSB Pty. Ltd.

Data Co-ordination Centre Inc. – The Wine Exchange

Demener Pty. Ltd.

Dennys Strachan Mercantile Pty. Ltd.

Derel ESC Pty. Ltd.

Dismin Investments Pty. Ltd.

Dreamgame Limited

EFG Australia Pty Ltd

EFG Finance Leasing Pty Ltd

EFG Holdings (U.S.A.) Inc.

EFG Investments Pty Ltd

EFG Securities Pty Ltd

EFG Treasury Pty. Limited

ELFIC Pty Ltd

Elstone Developments Pty. Ltd.

ESG (Enterprises) N.V.

Etude Wines, Inc.

Ewines Pty. Limited

FBG (U.K.) Limited

FBG Brewery Holdings UK Limited

FBG Canada Limited

FBG India Holdings Limited

FBG International Limited

FBG Investments Pty. Ltd.

FBG Treasury (Aust.) Limited

FBG Treasury (Europe) B.V.

FBG Treasury (N.Z.) Limited

FBG Treasury (U.K.) plc

FBG Treasury (U.S.A.) Inc.

FBG Vietnam Holdings Pty. Ltd.

FGL Employee Share Plan Pty. Ltd.

Filehaze Pty. Ltd.

Foster's Brewing Group (U.S.A.) Limited

Foster's Brewing Group Pty. Ltd.

Foster's (Cambodia) Limited

Foster's China Pty. Ltd.

Foster's Danang Limited

Foster's Finance Corp.

Foster's Group Asia Holdings Pty. Ltd.

Foster's Group Canada Inc.

Foster's Group New Zealand Limited

Foster's International (N.Z.) Pty. Limited

Foster's Sports Foundation

Foster's Tien Giang Limited

Foster's Vietnam Limited

Galemaze Pty. Ltd.

Graf von Rudesheim

Grand Cru Expertise "De Belgische Wijnbeurs" N.V.

Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.

H. Jones & Co. Pty. Ltd.

H. Maximilian Pallhuber GmbH & Co. KG

H.P. Bulmer (Overseas Holdings) Limited

Herve Lu Puy

Herve Lu Puy

Highlands Craigieburn Pty. Ltd.

Hotel (FP) Pty. Ltd.

I-Nova Consulting Pty. Ltd.

Il Cavelieri Del Castello Di Gabbiano SRL

Kangaroo Ridge Wines Europe Limited

Kawana Beach Pty. Ltd.

Kawana Central Pty. Ltd.

Kawana Industrial Park Pty. Ltd.

Finnews Pty. Ltd.

FBG Finance Limited

FBG Holdings (U.K.) Limited

FBG Incentive Pty. Ltd.

FGL Insurance Company Pte Ltd

FGL Finance (USD) Pty Ltd

FGL Finance (GBP) Pty Ltd

Kawana Island Pty Ltd.

Kawana Lakes Pty. Ltd.

Krondorf Wines Pty. Ltd.

La Fraternelle De Bourgogne

RSG Beachmere Pty. Ltd.

RSG Bellvista Pty. Ltd.

RSG Funds Management Pty Ltd

RSG Land Group Pty Ltd

RSG Highlands Craigieburn Pty. Ltd.

RSG North Lakes Marketing Pty. Ltd.

RSG North Lakes Sales Pty. Ltd.

Liana Cottage Pty. Ltd.

Maglieri Wines Pty. Ltd.

Masthead Brewing Company Pty. Ltd.

Matua Finance Limited

MBBC Limited

Mega Management Pty. Ltd.

Melbourne Brewery Company Pty. Ltd.

Mildara Blass Holdings Inc.

Mildara Blass Inc.

Mildara Blass Wines Inc.

Mildara Holdings Pty. Limited

Moorabbin Junction Pty. Ltd.

N.T. Brewery Pty. Ltd.

Navistar Group Limited

Nellie Products Pty. Ltd.

New Crest Investments Pty. Ltd.

Nexday Europe B.V.

The Continental Wines and Spirits Company (N.Z.) Limited

The Foster Brewing Co. Pty. Ltd.

The New Zealand Wine Club Limited

The Rothbury Estate Pty. Ltd.

The Shamrock Brewing Company Proprietary Limited

The Wine Exchange Limited

The Wine Planet International Pty. Limited

Tibsco Limited

Tibsco Pensions Limited

Foster's People Pty Limited

Tract 4/5 LLC

Nexday Pty. Limited

North Lakes Marketing Consultancy Trust

North Lakes Marketing Pty. Ltd.

North Lakes Sales Agency Trust

North Lakes Sales Pty. Ltd.

North Napa Land Co.

Norwood Beach Pty. Ltd.

Nova Glen Pty. Ltd.

Oakland Glen Pty. Ltd.

Pica Finance Limited

Pica Group Pty Ltd

Pica Nominees Pty. Limited

Pitt, Son & Badgery Pty. Ltd.

Power Brewing Company Pty. Ltd.

Premium Land, Inc.

Primedan Pty. Ltd.

Queensland Breweries Pty. Ltd.

Rimpacific Shipping (U.K.) Ltd.

Robertsons Well Pty. Ltd.

Robertsons Well Unit Trust

Rothbury Sales Pty. Ltd.

Rothbury Wines Pty. Ltd.

Rumar International Pty. Ltd.

Sarl Les Crus Prevendus SADCS

Savirak Pty. Ltd.

Seeton Pty. Ltd.

Shanghai Foster's Brewery Co. Ltd.

Sharden Lodge Pty. Ltd.

Silvester Brothers (AMH) Pty. Limited

Silvester Brothers (AMHUK) Limited

Silvester Brothers Pty. Limited

Societe D Investissement Du Beaujolais

Somar Pty. Ltd.

Stamford Hotel Pty. Ltd.

T'Gallant Winemakers Pty. Ltd.

Telemasters Limited

The Australian Wine Centre Limited

The Australian Wine Club Pty. Ltd.

The Ballarat Brewing Company Pty. Ltd.

'St. Maximilian' Wein-Export Geselschaft m.b.H, Vienna

Trinity Park Inc.

VICD – Produtos Em Cortica, LDA

Victoria Brewery Pty. Ltd.

Vinpac International Pty. Limited

Vinpac SADCS

Vintners Imports Pty. Limited

Volz Pty. Ltd.

Voskane Pty. Ltd.

Werribee Properties (RWDS) Proprietary Limited

Whitecross Investments Pty. Ltd.

Windemere Securities Limited

Wine Planet Holdings Pty. Limited

Wine Planet Technology Pty. Limited

Winemaker's Choice Limited

Wolf Blass Wines Pty. Ltd.

Wood Hall Trust Limited

Wood Hall (Aust.) Pty. Limited

World Wine Gallery GmbH

C.U.B. Pty Ltd

00015868 Limited

02396239 Limited

151435 Canada Ltd.

The Castlemaine Brewery Company Melbourne Pty. Ltd.

The Continental Spirits Company Pty. Ltd.

AP John & Sons Pty. Ltd.

Briar Ridge Manufacturing Pty. Ltd.

Briar Ridge Vineyards Pty. Ltd.

Carlton Brewery (Fiji) Limited

Cellarmaster Wines SA

Foster's India Limited

Graymoor Estate Joint Venture

Graymoor Estate Pty. Ltd.

Graymoor Estate Unit Trust

Greg Norman Estates Joint Venture

Kangaroo Ridge Wine Company Pty. Ltd.

Matua Valley Wines Limited

Samoa Breweries Limited

Shingle Peak Wines Limited

Societe of Bouteillage of Beaujolais, Macon and Bourgogne

South Pacific Distilleries Limited

Waikoukou Vineyards Limited

Wine Buzz KK

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme — Southcorp Limited (**Southcorp**)
ACN/ARSN — ABN 80 007 722 643

1. Details of substantial holder (1)

Name: Foster's Group Limited ACN 007 620 886 (**Foster's**), Brewing Holdings Pty Ltd ACN 004 059 394 (**Brewing Holdings**), Brewing Investments Pty Ltd ACN 004 233 005 (**Brewing Investments**), Carlton and United Beverages Limited ACN 004 056 106 (**CUB**), FBG Investments Pty Ltd ACN 004 373 862 (**FBG**), Beringer Blass Wine Estates Limited ACN 004 094 599 (**Beringer**) and Beringer Blass Wines Pty Ltd ACN 105 344 965 (**BBW**) and their related bodies corporate listed in Annexure A (**Foster's Group Companies**).

ACN\ARSN (if applicable)


SEC MAIL PROCESSING
RECEIVED
MAY 1 9 2005
WASH, D.C.
202
SECTION

There was a change in the interests of the substantial holder on — 5 May 2005
The previous notice was given to the company on — 5 / 5 / 2005
The previous notice was dated — 5 / 5 / 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	215,659,669	29.0%	225,981,599	30.4 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
5 May 2004	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of acceptances of the takeover offer contained in the Bidder's Statement dated 2 February 2005 issued by BBW (**Offer**).	$4.26 cash subject to the terms of the Offer.	10,321,930 ordinary shares	10,321,930

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BBW	Southcorp shareholders who have accepted the Offer.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptance of the Offer.	86,032,575 ordinary shares	86,032,575
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Southcorp shareholders who have accepted the Offer.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of holding, either directly or indirectly, a controlling interest in BBW.	86,032,575 ordinary shares	86,032,575
Foster's Group Companies	Southcorp shareholders who have accepted the Offer.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	86,032,575 ordinary shares	86,032,575
BBW	Reline Investments Pty Limited ACN 095 987 367 **(Reline)**	Reline	BBW has a relevant interest in shares in Southcorp of which Reline is the registered holder pursuant to the Share Sale and Purchase Agreement dated 12 January 2005 between BBW and Reline, a copy of which is contained in Annexure B to the Notice of Initial Substantial Holder dated 14 January 2005.	139,949,024 ordinary shares	139,949,024

Fcster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Reline	Reline	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares of which Reline is the registered holder by reason of holding, either directly or indirectly, a controlling interest in BBW.	139,949,024 ordinary shares	139,949,024
Foster's Group Companies	Reline	Reline	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares of which Reline is the registered holder by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	139,949,024 ordinary shares	139,949,024

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	77 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name Robert Keith Dudfield capacity : Assistant Company Secretary

sign here R.K. Dudfield. date 6 / 5 / 2005

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A – Related Bodies Corporate

This is Annexure A of 4 pages (including this page) referred to in Form 604, Notice of change of interests of substantial holder

R.K. Dudfield.

....

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886

Date: 6/5/2005

Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries
A.C.N. 006 327 028 Pty. Ltd.
A.C.N. 008 008 526 Pty. Ltd.
A.C.N. 070 379 869 Pty. Ltd.
Aldershot Nominees Pty. Ltd.
Amayana Pty. Ltd.
Amberton Wines Pty. Ltd.
AML&F Holdings Pty. Ltd.
Amwex Inc.
Anglemaster Limited
Archana Pty. Ltd.
Ashwick (NT) No. 7 Pty. Ltd.
Ashwick (Qld.) No. 15 Pty. Ltd.
Ashwick (Qld.) No. 96 Pty. Ltd.
Ashwick (Qld.) No. 127 Pty. Ltd.
Ashwick (Qld.) No. 167 Pty. Ltd.
Ashwick (Vic.) No. 27 Pty. Ltd.
Austotel (Victoria Holdings) Pty. Ltd.
Australian Estates Pty. Ltd.
Australian, Mercantile, Land and Finance Company Pty. Ltd.
Australian, Mercantile, London Limited
Bacchus Gate Corp.
Balfours Imports Inc.
Beringer Blass Distribution SRL
Beringer Blass Italia S.R.L.
Beringer Blass Wine Estates Chile Limitada
Beringer Blass Wine Estates Company
Beringer Blass Wine Estates Holdings, Inc.
Beringer Blass Wine Estates Limited (Europe)
Beringer Blass Wine Estates Limited (NZ)
Beringer Blass Wine Estates Limited
Beringer Blass Wines Pty Ltd

Beringer Blass Wine Estates Sales Company
Beringer Wine Estates Foreign Sales Corporation
Bevcorp Pty. Ltd.
Bilyara Vineyards Pty. Ltd.
Bourse du Vin International B.V.
Bourse du Vin Limited
Brewing Holdings Pty. Ltd.
Brewing Investments Pty. Ltd.
Brewman Group Limited
Brewman TL Limited
Brewtech Pty. Ltd.
Bright Star Investments Pty. Ltd.
Bulmer Australia Limited
Bulmer Harvest Limited
Cape Schanck Wines Pty. Ltd.
Cardmember Wines Limited
Cardmember Wines Pty. Ltd.
Carlton & United Beverages Limited
Carlton & United Breweries Pty Ltd
Carlton & United Breweries (N.S.W.) Pty. Limited
Carlton & United Breweries (Queensland) Pty. Ltd.
Carlton & United Breweries (Stator) Pty. Ltd.
Carlton Brewery Hotels (N.R.) Pty. Limited
Carlton Brewery Hotels Pty. Ltd.
Carter and Associates (2000) Limited
Cascade Brewery Company Pty. Ltd.
Cellar Door Direct GmbH
Dorrien Estate Winery Pty Ltd
Cellarmaster Wines Europe B.V.
Cellarmaster Wines Germany GmbH
Cellarmaster Wines Holdings (U.K.) Limited
Cellarmaster Wines Limited
Cellarmaster Wines SA
Cellarmaster Wines (UK) Limited
Cellarmaster Wines Pty. Limited

Cellarmasters GmbH
Classic Packaging Pty. Limited
CNAB Pty. Ltd.
Craigburn Land Co. Pty. Ltd.
Craigburn Property Pty. Ltd.
CSB Pty. Ltd.
Data Co-ordination Centre Inc. – The Wine Exchange
Demener Pty. Ltd.
Dennys Strachan Mercantile Pty. Ltd.
Derel ESC Pty. Ltd.
Dismin Investments Pty. Ltd.
Dreamgame Limited
EFG Australia Pty Ltd
EFG Finance Leasing Pty Ltd
EFG Holdings (U.S.A.) Inc.
EFG Investments Pty Ltd
EFG Securities Pty Ltd
EFG Treasury Pty. Limited
ELFIC Pty Ltd
Elstone Developments Pty. Ltd.
ESG (Enterprises) N.V.
Etude Wines, Inc.
Ewines Pty. Limited
FBG (U.K.) Limited
FBG Brewery Holdings UK Limited
FBG Canada Limited
FBG India Holdings Limited
FBG International Limited
FBG Investments Pty. Ltd.
FBG Treasury (Aust.) Limited
FBG Treasury (Europe) B.V.
FBG Treasury (N.Z.) Limited
FBG Treasury (U.K.) plc
FBG Treasury (U.S.A.) Inc.
FBG Vietnam Holdings Pty. Ltd.
FGL Employee Share Plan Pty. Ltd.
Filehaze Pty. Ltd.

Foster's Brewing Group (U.S.A.) Limited
Foster's Brewing Group Pty. Ltd.
Foster's (Cambodia) Limited
Foster's China Pty. Ltd.
Foster's Danang Limited
Foster's Finance Corp.
Foster's Group Asia Holdings Pty. Ltd.
Foster's Group Canada Inc.
Foster's Group New Zealand Limited
Foster's International (N.Z.) Pty. Limited
Foster's Sports Foundation
Foster's Tien Giang Limited
Foster's Vietnam Limited
Galemaze Pty. Ltd.
Graf von Rudesheim
Grand Cru Expertise "De Belgische Wijnbeurs" N.V.
Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.
H. Jones & Co. Pty. Ltd.
H. Maximilian Pallhuber GmbH & Co. KG
H.P. Bulmer (Overseas Holdings) Limited
Herve Lu Puy
Herve Lu Puy
Highlands Craigieburn Pty. Ltd.
Hotel (FP) Pty. Ltd.
I-Nova Consulting Pty. Ltd.
Il Cavelieri Del Castello Di Gabbiano SRL
Kangaroo Ridge Wines Europe Limited
Kawana Beach Pty. Ltd.
Kawana Central Pty. Ltd.
Kawana Industrial Park Pty. Ltd.
Finnews Pty. Ltd.
FBG Finance Limited
FBG Holdings (U.K.) Limited
FBG Incentive Pty. Ltd.
FGL Insurance Company Pte Ltd
FGL Finance (USD) Pty Ltd
FGL Finance (GBP) Pty Ltd

Kawana Island Pty Ltd.
Kawana Lakes Pty. Ltd.
Krondorf Wines Pty. Ltd.
La Fraternelle De Bourgogne
RSG Beachmere Pty. Ltd.
RSG Bellvista Pty. Ltd.
RSG Funds Management Pty Ltd
RSG Land Group Pty Ltd
RSG Highlands Craigieburn Pty. Ltd.
RSG North Lakes Marketing Pty. Ltd.
RSG North Lakes Sales Pty. Ltd
Liana Cottage Pty. Ltd.
Maglieri Wines Pty. Ltd.
Masthead Brewing Company Pty. Ltd.
Matua Finance Limited
MBBC Limited
Mega Management Pty. Ltd.
Melbourne Brewery Company Pty. Ltd.
Mildara Blass Holdings Inc.
Mildara Blass Inc.
Mildara Blass Wines Inc.
Mildara Holdings Pty. Limited
Moorabbin Junction Pty. Ltd.
N.T. Brewery Pty. Ltd.
Navistar Group Limited
Nellie Products Pty. Ltd.
New Crest Investments Pty. Ltd.
Nexday Europe B.V.
The Continental Wines and Spirits Company (N.Z.) Limited
The Foster Brewing Co. Pty. Ltd.
The New Zealand Wine Club Limited
The Rothbury Estate Pty. Ltd.
The Shamrock Brewing Company Proprietary Limited
The Wine Exchange Limited
The Wine Planet International Pty. Limited
Tibsco Limited
Tibsco Pensions Limited
Foster's People Pty Limited
Tract 4/5 LLC

Nexday Pty. Limited
North Lakes Marketing Consultancy Trust
North Lakes Marketing Pty. Ltd.
North Lakes Sales Agency Trust
North Lakes Sales Pty. Ltd.
North Napa Land Co.
Norwood Beach Pty. Ltd.
Nova Glen Pty. Ltd.
Oakland Glen Pty. Ltd.
Pica Finance Limited
Pica Group Pty Ltd
Pica Nominees Pty. Limited
Pitt, Son & Badgery Pty. Ltd.
Power Brewing Company Pty. Ltd.
Premium Land, Inc.
Primedan Pty. Ltd.
Queensland Breweries Pty. Ltd.
Rimpacific Shipping (U.K.) Ltd.
Robertsons Well Pty. Ltd.
Robertsons Well Unit Trust
Rothbury Sales Pty. Ltd.
Rothbury Wines Pty. Ltd.
Rumar International Pty. Ltd.
Sarl Les Crus Prevendus SADCS
Savirak Pty. Ltd.
Seeton Pty. Ltd.
Shanghai Foster's Brewery Co. Ltd.
Sharden Lodge Pty. Ltd.
Silvester Brothers (AMH) Pty. Limited
Silvester Brothers (AMHUK) Limited
Silvester Brothers Pty. Limited
Societe D Investissement Du Beaujolais
Somar Pty. Ltd.
Stamford Hotel Pty. Ltd.
T'Gallant Winemakers Pty. Ltd.
Telemasters Limited
The Australian Wine Centre Limited
The Australian Wine Club Pty. Ltd.
The Ballarat Brewing Company Pty. Ltd.
'St. Maximilian' Wein-Export Geselschaft m.b.H, Vienna

Trinity Park Inc.

VICD – Produtos Em Cortica, LDA

Victoria Brewery Pty. Ltd.

Vinpac International Pty. Limited

Vinpac SADCS

Vintners Imports Pty. Limited

Volz Pty. Ltd.

Voskane Pty. Ltd.

Werribee Properties (RWDS) Proprietary Limited

Whitecross Investments Pty. Ltd.

Windemere Securities Limited

Wine Planet Holdings Pty. Limited

Wine Planet Technology Pty. Limited

Winemaker's Choice Limited

Wolf Blass Wines Pty. Ltd.

Wood Hall Trust Limited

Wood Hall (Aust.) Pty. Limited

World Wine Gallery GmbH

C.U.B. Pty Ltd

00015868 Limited

02396239 Limited

151435 Canada Ltd.

The Castlemaine Brewery Company Melbourne Pty. Ltd.

The Continental Spirits Company Pty. Ltd.

AP John & Sons Pty. Ltd.

Briar Ridge Manufacturing Pty. Ltd.

Briar Ridge Vineyards Pty. Ltd.

Carlton Brewery (Fiji) Limited

Cellarmaster Wines SA

Foster's India Limited

Graymoor Estate Joint Venture

Graymoor Estate Pty. Ltd.

Graymoor Estate Unit Trust

Greg Norman Estates Joint Venture

Kangaroo Ridge Wine Company Pty. Ltd.

Matua Valley Wines Limited

Samoa Breweries Limited

Shingle Peak Wines Limited

Societe of Bouteillage of Beaujolais, Macon and Bourgogne

South Pacific Distilleries Limited

Waikoukou Vineyards Limited

Wine Buzz KK

Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

6 May 2005

Foster's interest in Southcorp now 42.3%

Foster's Group Limited (Foster's) announces that its interest in Southcorp Limited (Southcorp) has increased to 42.3% through acceptances into its takeover offer for Southcorp (Offer) and through acceptance instructions held in the Institutional Acceptance Facility established by Foster's.

Percentage of Southcorp shares in which Foster's had a relevant interest prior to the Offer	18.8%
Percentage of Southcorp shares the subject of acceptances under the Offer	11.6%
Percentage of Southcorp shares subject to the Institutional Acceptance Facility	11.9%
Total interest in Southcorp shares	**42.3%**

If Southcorp shareholders have questions in relation to the Foster's offer, or wish to obtain a replacement transfer and acceptance form, they should call the Foster's offer enquiry line on 1800 101 769 (international callers should call +61 3 9415 4242).

Ends


SEC MAIL PROCESSING
RECEIVED
MAY 19 2005
WASH, D.C. 202 SECTION

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

4 May 2005

Foster's interest in Southcorp now 39.8%

Foster's Group Limited (Foster's) announces that its interest in Southcorp Limited (Southcorp) has increased to 39.8% through acceptances into its takeover offer for Southcorp (Offer) and through acceptance instructions held in the Institutional Acceptance Facility established by Foster's.

Percentage of Southcorp shares in which Foster's had a relevant interest prior to the Offer	18.8%
Percentage of Southcorp shares the subject of acceptances under the Offer	9.1%
Percentage of Southcorp shares subject to the Institutional Acceptance Facility	11.9%
Total interest in Southcorp shares	**39.8%**

If Southcorp shareholders have questions in relation to the Foster's offer, or wish to obtain a replacement transfer and acceptance form, they should call the Foster's offer enquiry line on 1800 101 769 (international callers should call +61 3 9415 4242).

Ends

Further information:

Media

Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623


SEC MAIL
PROCESSING
RECEIVED
MAY 1 9 2005
WASH., D.C.
202
SECTION

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme — Southcorp Limited **(Southcorp)**
ACN/ARSN — ABN 80 007 722 643

1. Details of substantial holder (1)

Name — Foster's Group Limited ACN 007 620 886 **(Foster's)**, Brewing Holdings Pty Ltd ACN 004 059 394 **(Brewing Holdings)**, Brewing Investments Pty Ltd ACN 004 233 005 **(Brewing Investments)**, Carlton and United Beverages Limited ACN 004 056 106 **(CUB)**, FBG Investments Pty Ltd ACN 004 373 862 **(FBG)**, Beringer Blass Wine Estates Limited ACN 004 094 599 **(Beringer)** and Beringer Blass Wines Pty Ltd ACN 105 344 965 **(BBW)** and their related bodies corporate listed in Annexure A **(Foster's Group Companies)**.

ACN\ARSN (if applicable)

There was a change in the interests of the substantial holder on — 2 May 2005 – 3 May 2005
The previous notice was given to the company on — 2 / 5 / 2005
The previous notice was dated — 2 / 5 / 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	199,984,734	26.9%	207,561,534	27.9%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
2 May 2005 – 3 May 2005	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of acceptances of the takeover offer contained in the Bidder's Statement dated 2 February 2005 issued by BBW **(Offer)**.	$4.26 cash subject to the terms of the Offer.	7,576,800 ordinary shares	7,576,800

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BBW	Southcorp shareholders who have accepted the Offer.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptance of the Offer.	67,612,510 ordinary shares	67,612,510
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Southcorp shareholders who have accepted the Offer.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of holding, either directly or indirectly, a controlling interest in BBW.	67,612,510 ordinary shares	67,612,510
Foster's Group Companies	Southcorp shareholders who have accepted the Offer.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	67,612,510 ordinary shares	67,612,510
BBW	Reline Investments Pty Limited ACN 095 987 367 **(Reline)**	Reline	BBW has a relevant interest in shares in Southcorp of which Reline is the registered holder pursuant to the Share Sale and Purchase Agreement dated 12 January 2005 between BBW and Reline, a copy of which is contained in Annexure B to the Notice of Initial Substantial Holder dated 14 January 2005.	139,949,024 ordinary shares	139,949,024

Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	Reline	Reline	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares of which Reline is the registered holder by reason of holding, either directly or indirectly, a controlling interest in BBW.	139,949,024 ordinary shares	139,949,024
Foster's Group Companies	Reline	Reline	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares of which Reline is the registered holder by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	139,949,024 ordinary shares	139,949,024

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	77 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name Robert Keith Dudfield capacity : Assistant Company Secretary

sign here R.K. Dudfield date 4 / 5 / 2005

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A – Related Bodies Corporate

This is Annexure A of 4 pages (including this page) referred to in Form 604, Notice of change of interests of substantial holder

R.K. Dudfield

....

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886

Date: 4/5/2005

Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries
A.C.N. 006 327 028 Pty. Ltd.
A.C.N. 008 008 526 Pty. Ltd.
A.C.N. 070 379 869 Pty. Ltd.
Aldershot Nominees Pty. Ltd.
Amayana Pty. Ltd.
Amberton Wines Pty. Ltd.
AML&F Holdings Pty. Ltd.
Amwex Inc.
Anglemaster Limited
Archana Pty. Ltd.
Ashwick (NT) No. 7 Pty. Ltd.
Ashwick (Qld.) No. 15 Pty. Ltd.
Ashwick (Qld.) No. 96 Pty. Ltd.
Ashwick (Qld.) No. 127 Pty. Ltd.
Ashwick (Qld.) No. 167 Pty. Ltd.
Ashwick (Vic.) No. 27 Pty. Ltd.
Austotel (Victoria Holdings) Pty. Ltd.
Australian Estates Pty. Ltd.
Australian, Mercantile, Land and Finance Company Pty. Ltd.
Australian, Mercantile, London Limited
Bacchus Gate Corp.
Balfours Imports Inc.
Beringer Blass Distribution SRL
Beringer Blass Italia S.R.L.
Beringer Blass Wine Estates Chile Limitada
Beringer Blass Wine Estates Company
Beringer Blass Wine Estates Holdings, Inc.
Beringer Blass Wine Estates Limited (Europe)
Beringer Blass Wine Estates Limited (NZ)
Beringer Blass Wine Estates Limited
Beringer Blass Wines Pty Ltd

Beringer Blass Wine Estates Sales Company
Beringer Wine Estates Foreign Sales Corporation
Bevcorp Pty. Ltd.
Bilyara Vineyards Pty. Ltd.
Bourse du Vin International B.V.
Bourse du Vin Limited
Brewing Holdings Pty. Ltd.
Brewing Investments Pty. Ltd.
Brewman Group Limited
Brewman TL Limited
Brewtech Pty. Ltd.
Bright Star Investments Pty. Ltd.
Bulmer Australia Limited
Bulmer Harvest Limited
Cape Schanck Wines Pty. Ltd.
Cardmember Wines Limited
Cardmember Wines Pty. Ltd.
Carlton & United Beverages Limited
Carlton & United Breweries Pty Ltd
Carlton & United Breweries (N.S.W.) Pty. Limited
Carlton & United Breweries (Queensland) Pty. Ltd.
Carlton & United Breweries (Stator) Pty. Ltd.
Carlton Brewery Hotels (N.R.) Pty. Limited
Carlton Brewery Hotels Pty. Ltd.
Carter and Associates (2000) Limited
Cascade Brewery Company Pty. Ltd.
Cellar Door Direct GmbH
Dorrien Estate Winery Pty Ltd
Cellarmaster Wines Europe B.V.
Cellarmaster Wines Germany GmbH
Cellarmaster Wines Holdings (U.K.) Limited
Cellarmaster Wines Limited
Cellarmaster Wines SA
Cellarmaster Wines (UK) Limited
Cellarmaster Wines Pty. Limited

Cellarmasters GmbH
Classic Packaging Pty. Limited
CNAB Pty. Ltd.
Craigburn Land Co. Pty. Ltd.
Craigburn Property Pty. Ltd.
CSB Pty. Ltd.
Data Co-ordination Centre Inc. – The Wine Exchange
Demener Pty. Ltd.
Dennys Strachan Mercantile Pty. Ltd.
Derel ESC Pty. Ltd.
Dismin Investments Pty. Ltd.
Dreamgame Limited
EFG Australia Pty Ltd
EFG Finance Leasing Pty Ltd
EFG Holdings (U.S.A.) Inc.
EFG Investments Pty Ltd
EFG Securities Pty Ltd
EFG Treasury Pty. Limited
ELFIC Pty Ltd
Elstone Developments Pty. Ltd.
ESG (Enterprises) N.V.
Etude Wines, Inc.
Ewines Pty. Limited
FBG (U.K.) Limited
FBG Brewery Holdings UK Limited
FBG Canada Limited
FBG India Holdings Limited
FBG International Limited
FBG Investments Pty. Ltd.
FBG Treasury (Aust.) Limited
FBG Treasury (Europe) B.V.
FBG Treasury (N.Z.) Limited
FBG Treasury (U.K.) plc
FBG Treasury (U.S.A.) Inc.
FBG Vietnam Holdings Pty. Ltd.
FGL Employee Share Plan Pty. Ltd.
Filehaze Pty. Ltd.

Foster's Brewing Group (U.S.A.) Limited
Foster's Brewing Group Pty. Ltd.
Foster's (Cambodia) Limited
Foster's China Pty. Ltd.
Foster's Danang Limited
Foster's Finance Corp.
Foster's Group Asia Holdings Pty. Ltd.
Foster's Group Canada Inc.
Foster's Group New Zealand Limited
Foster's International (N.Z.) Pty. Limited
Foster's Sports Foundation
Foster's Tien Giang Limited
Foster's Vietnam Limited
Galemaze Pty. Ltd.
Graf von Rudesheim
Grand Cru Expertise "De Belgische Wijnbeurs" N.V.
Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.
H. Jones & Co. Pty. Ltd.
H. Maximilian Pallhuber GmbH & Co. KG
H.P. Bulmer (Overseas Holdings) Limited
Herve Lu Puy
Herve Lu Puy
Highlands Craigieburn Pty. Ltd.
Hotel (FP) Pty. Ltd.
I-Nova Consulting Pty. Ltd.
Il Cavelieri Del Castello Di Gabbiano SRL
Kangaroo Ridge Wines Europe Limited
Kawana Beach Pty. Ltd.
Kawana Central Pty. Ltd.
Kawana Industrial Park Pty. Ltd.
Finnews Pty. Ltd.
FBG Finance Limited
FBG Holdings (U.K.) Limited
FBG Incentive Pty. Ltd.
FGL Insurance Company Pte Ltd
FGL Finance (USD) Pty Ltd
FGL Finance (GBP) Pty Ltd

Kawana Island Pty Ltd.

Kawana Lakes Pty. Ltd.

Krondorf Wines Pty. Ltd.

La Fraternelle De Bourgogne

RSG Beachmere Pty. Ltd.

RSG Bellvista Pty. Ltd.

RSG Funds Management Pty Ltd

RSG Land Group Pty Ltd

RSG Highlands Craigieburn Pty. Ltd.

RSG North Lakes Marketing Pty. Ltd.

RSG North Lakes Sales Pty. Ltd

Liana Cottage Pty. Ltd.

Maglieri Wines Pty. Ltd.

Masthead Brewing Company Pty. Ltd.

Matua Finance Limited

MBBC Limited

Mega Management Pty. Ltd.

Melbourne Brewery Company Pty. Ltd.

Mildara Blass Holdings Inc.

Mildara Blass Inc.

Mildara Blass Wines Inc.

Mildara Holdings Pty. Limited

Moorabbin Junction Pty. Ltd.

N.T. Brewery Pty. Ltd.

Navistar Group Limited

Nellie Products Pty. Ltd.

New Crest Investments Pty. Ltd.

Nexday Europe B.V.

The Continental Wines and Spirits Company (N.Z.) Limited

The Foster Brewing Co. Pty. Ltd.

The New Zealand Wine Club Limited

The Rothbury Estate Pty. Ltd.

The Shamrock Brewing Company Proprietary Limited

The Wine Exchange Limited

The Wine Planet International Pty. Limited

Tibsco Limited

Tibsco Pensions Limited

Foster's People Pty Limited

Tract 4/5 LLC

Nexday Pty. Limited

North Lakes Marketing Consultancy Trust

North Lakes Marketing Pty. Ltd.

North Lakes Sales Agency Trust

North Lakes Sales Pty. Ltd.

North Napa Land Co.

Norwood Beach Pty. Ltd.

Nova Glen Pty. Ltd.

Oakland Glen Pty. Ltd.

Pica Finance Limited

Pica Group Pty Ltd

Pica Nominees Pty. Limited

Pitt, Son & Badgery Pty. Ltd.

Power Brewing Company Pty. Ltd.

Premium Land, Inc.

Primedan Pty. Ltd.

Queensland Breweries Pty. Ltd.

Rimpacific Shipping (U.K.) Ltd.

Robertsons Well Pty. Ltd.

Robertsons Well Unit Trust

Rothbury Sales Pty. Ltd.

Rothbury Wines Pty. Ltd.

Rumar International Pty. Ltd.

Sarl Les Crus Prevendus SADCS

Savirak Pty. Ltd.

Seeton Pty. Ltd.

Shanghai Foster's Brewery Co. Ltd.

Sharden Lodge Pty. Ltd.

Silvester Brothers (AMH) Pty. Limited

Silvester Brothers (AMHUK) Limited

Silvester Brothers Pty. Limited

Societe D Investissement Du Beaujolais

Somar Pty. Ltd.

Stamford Hotel Pty. Ltd.

T'Gallant Winemakers Pty. Ltd.

Telemasters Limited

The Australian Wine Centre Limited

The Australian Wine Club Pty. Ltd.

The Ballarat Brewing Company Pty. Ltd.

'St. Maximilian' Wein-Export Geselschaft m.b.H, Vienna

Trinity Park Inc.

VICD – Produtos Em Cortica, LDA

Victoria Brewery Pty. Ltd.

Vinpac International Pty. Limited

Vinpac SADCS

Vintners Imports Pty. Limited

Volz Pty. Ltd.

Voskane Pty. Ltd.

Werribee Properties (RWDS) Proprietary Limited

Whitecross Investments Pty. Ltd.

Windemere Securities Limited

Wine Planet Holdings Pty. Limited

Wine Planet Technology Pty. Limited

Winemaker's Choice Limited

Wolf Blass Wines Pty. Ltd.

Wood Hall Trust Limited

Wood Hall (Aust.) Pty. Limited

World Wine Gallery GmbH

C.U.B. Pty Ltd

00015868 Limited

02396239 Limited

151435 Canada Ltd.

The Castlemaine Brewery Company Melbourne Pty. Ltd.

The Continental Spirits Company Pty. Ltd.

AP John & Sons Pty. Ltd.

Briar Ridge Manufacturing Pty. Ltd.

Briar Ridge Vineyards Pty. Ltd.

Carlton Brewery (Fiji) Limited

Cellarmaster Wines SA

Foster's India Limited

Graymoor Estate Joint Venture

Graymoor Estate Pty. Ltd.

Graymoor Estate Unit Trust

Greg Norman Estates Joint Venture

Kangaroo Ridge Wine Company Pty. Ltd.

Matua Valley Wines Limited

Samoa Breweries Limited

Shingle Peak Wines Limited

Societe of Bouteillage of Beaujolais, Macon and Bourgogne

South Pacific Distilleries Limited

Waikoukou Vineyards Limited

Wine Buzz KK

Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

4 May, 2005

Foster's extends takeover offer for Southcorp

Foster's Group Limited (Foster's) announces that it has extended its takeover offer for Southcorp Limited (Southcorp) by 14 days so that the offer will now close at 5:00pm Melbourne time on Thursday 26 May 2005.

Foster's confirms that all conditions of the offer other than the 90% Condition contained in section 2.12(a) of its bidder's statement have either been fulfilled or waived. Further, in accordance with ASX Listing Rule 3.2, Foster's discloses that it had a relevant interest in 18.8% of the shares of Southcorp when its offer was made and now, with an additional interest in 21.0% of the shares of Southcorp (9.1% through acceptances into the offer and 11.9% though acceptance instructions held in the Institutional Acceptance Facility), has an interest in 39.8% of the shares of Southcorp.

A shareholder letter and formal notice extending the offer period are attached.

If Southcorp shareholders have questions in relation to the Foster's offer, or wish to obtain a replacement transfer and acceptance form, they should call the Foster's offer enquiry line on 1800 101 769 (international callers should call +61 3 9415 4242).

Ends

Further information:

Media

Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623


SEC MAIL PROCESSING
RECEIVED
MAY 1 9 2005

Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S

GROUP

Inspiring Global Enjoyment

4 May 2005

Dear Southcorp shareholder,

SOUTHCORP AND FOSTER'S AGREE TAKEOVER

As you know Southcorp Limited (Southcorp) and Foster's Group Limited (Foster's) have agreed to a revised takeover offer for Southcorp whereby Foster's has **increased its offer to $4.26 cash per share** – this is Foster's **final price** in the absence of a superior offer.

The revised offer is **recommended by the Southcorp Board** and is an excellent outcome for Southcorp shareholders. This is extremely positive and significant for Australia as the combined business will become the world's leading premium wine company and the only Australian consumer products business that is number one in the world.

In the words of Southcorp Chairman, Brian Finn, ***"It is now time for Southcorp shareholders to accept Foster's cash offer of $4.26 per share."***

To accept, please complete the updated acceptance form enclosed with this letter and mail it as soon as possible in the reply paid envelope also enclosed.

To give you additional time to accept, the offer has been extended so that it is now scheduled to close at 5pm (Melbourne time) on **Thursday 26 May 2005**. A formal notice extending the offer and varying the terms of the offer is enclosed.

If you have any questions, please do not hesitate to contact the offer enquiry line on 1800 101 769 from Australia or +61 3 9415 4242 from outside Australia, or visit the Foster's website on www.fostersgroup.com.

Yours sincerely



Frank Swan
Chairman, Foster's Group Limited

009265 V_00F48B

Notice of extension of the Offer Period

To: Southcorp Limited (**Southcorp**) and each person to whom an offer has been made (**Offer**) under the bidder's statement dated 18 January 2005 (**Bidder's Statement**) by Beringer Blass Wines Pty Ltd (**BBW**).

1 Extension of the Offer

BBW gives notice under section 650D of the Corporations Act that:

1.1. it varies the Offer by extending the period during which the Offer will remain open by a further 14 days so that the Offer will now close at 5pm (Melbourne time) on 26 May 2005; and

1.2. the new date for giving the notice of the status of the conditions of the Offer will be 18 May 2005.

2 Right of withdrawal

In accordance with section 650E of the Corporations Act, as this extension of the Offer results in a total extension of the Offer by more than 1 month, those shareholders who have validly accepted the Offer on or before the date of this notice may withdraw their acceptance by giving notice to BBW within 1 month of the day after the day on which they receive a copy of this notice.

3 Previous variation

The Offer was previously varied by notices dated 7 March 2005, 23 March 2005, 4 April 2005, 20 April 2005 and 22 April 2005.

4 ASIC

A copy of this notice was lodged with the Australian Securities and Investments Commission (**ASIC**) on 4 May 2005. ASIC takes no responsibility for the contents of this notice.

DATED: 4 May 2005

Signed for BBW by Mr Frank Swan and Mr Trevor O'Hoy, being directors of BBW who are authorised to sign this notice pursuant to a resolution passed by the directors of BBW.





Frank Swan Director	Trevor O'Hoy Director

009265 V_00F49B